Exhibit 1

FOR RELEASE JULY 28, 2004	CONTACT: Sonia Ross (403) 295-4532

NovAtel Reports Record Revenue for the Second Quarter 2004

(Calgary, Alberta, Canada, July 28, 2004)— NovAtel Inc. (NASDAQ: NGPS), a global positioning systems manufacturer, today announced its financial results for the second quarter ended June 30, 2004.

Revenues in the second quarter 2004 were CDN $13.3 million (US $9.8 million) compared to CDN $9.5 million (US $6.6 million) in the similar period a year ago.  The Company is reporting net income for the second quarter 2004 of CDN $2.0 million (US $1.5 million) or CDN $0.25 (US $0.19) per share – basic compared to a net income of CDN $745,000 (US $520,000) or CDN $0.10 (US $0.07) per share – basic in the similar period a year ago.

Revenues in the six months ended June 30, 2004 were CDN $25.8 million (US $19.3 million) compared to CDN $16.4 million (US $11.1 million) in the similar period a year ago.  The Company is reporting net income for the six months ended June 30, 2004 of CDN $4.2 million (US $3.1 million) or CDN $0.52 (US $0.39) per share - basic compared to a net income of CDN $760,000 (US $512,000) or CDN $0.10 (US $0.07) per share – basic, in the similar period a year ago.

“Our second quarter revenue represents a historical quarterly record for NovAtel,” said Jon Ladd, President and CEO.  “I am also very pleased that our higher revenues are translating into a corresponding strong growth in net income.  These results continue to validate our true OEM strategy of providing core precision positioning components and subsystems to a wide range of markets, driving profitable growth.”

“In our Special Applications category, our second quarter 2004 revenue grew 34% year over year.  The majority of this year over year increase is attributable to product shipments into Leica and the revenue from the L1 product line we acquired in May of 2003 from CMC Electronics,” continued Ladd. “Our Special Applications category continues to be the long-term growth engine for NovAtel.”

“In our Aerospace and Defence category, our second quarter revenue grew by 79% over the similar period a year ago, largely due to engineering services and product shipments to Raytheon Company for the next generation Wide Area Augmentation System (WAAS) program,” continued Ladd.  “NovAtel has been working with the US Federal Aviation Administration and Raytheon Company for the past year to develop this new generation of key WAAS ground network and GUS equipment, under the terms of the letter contracts we announced in November 2003. Hardware deliveries to Raytheon Company contributed $2.0 million to our second quarter 2004 revenues.”

“In our Geomatics category, we continue to see positive trends at Point, Inc., our joint venture with Sokkia Co., Ltd. Geomatics revenue in the second quarter of 2004 increased by 17% over the similar period a year ago,” concluded Ladd.

“We view the second quarter of 2004 as a particularly strong quarter for NovAtel from a financial performance perspective,” commented Werner Gartner, NovAtel’s Executive Vice President and CFO.  “A number of factors, particularly increased revenue, including the aviation hardware shipments, and higher gross margins as a percentage of revenue contributed to net income of CDN $2.0 million for the second quarter of 2004.  The second quarter 2004 net income also includes an expense of $722,000 pertaining to the Company’s proposed $50 million public offering in Canada, which was withdrawn on May 26, 2004.”

Concluded Gartner, “In addition, the strong operating results allowed us to continue to strengthen our balance sheet.  We generated positive operating cash flow for the eleventh consecutive quarter and increased our cash/short-term investments balance to over $16 million as of June 30th.”

The Company is revising its previously issued guidance for the full year 2004 to reflect the results of the first half of 2004.  The Company is currently forecasting revenue of CDN $49 to $50.5 million, compared to earlier guidance of between CDN $47 and $49 million; and net income of CDN $6.0 to $6.5 million, compared to earlier guidance of between CDN $5.6 and $6.0 million.  This guidance assumes that the US dollar relative to the Canadian dollar remains at current levels.

The US dollar financial information presented above is translated from the Canadian dollar financial information at the average rates in effect during the relevant reporting periods, as follows:

	Three months ended		Six months ended
	June 30, 2004	June 29, 2003	June 30, 2004	June 29, 2003
Canadian dollar per US dollar	$1.349	$1.433	$1.334	$1.484

During the conference call scheduled for this afternoon, the Company will be providing updates and further information on the following:  revenues from the Special Applications, Aerospace & Defence and Geomatics categories; the recent shipments to Raytheon Company; Point, Inc.; the withdrawal of the public offering; and the Company’s outlook for the remainder of 2004.

The Company will have a conference call today at 4:30 p.m. ET.  Participants may access the NovAtel Inc. conference call by dialing 877-211-7911 (North America) or 416-405-9310 (International).  This call is also being web cast and can be accessed at NovAtel’s web site www.novatel.com or at www.fulldisclosure.com.

A replay of the conference call will be available until August 4, 2004 by dialing 1-800-408-3053 (North America) or 416-695-5800 (International), passcode 3084853 or until October 15, 2004 at the web addresses noted above.

The web cast is also being distributed over CCBN’s Investor Distribution Network to both institutional and individual investors.  Individual investors can listen to the call through CCBN’s individual investor centre at www.fulldisclosure.com or by visiting any of the investor sites in CCBN’s Individual Investor Network such as America Online’s Personal Finance Channel, Fidelity Investments® (Fidelity.com) and others.   Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents (www.streetevents.com).

NovAtel designs, markets and sells high-precision GPS and other positioning components and sub-systems used in a wide variety of commercial applications principally in the aviation, geomatics (surveying and mapping), mining, precision agriculture, marine and defence industries. NovAtel’s solutions combine hardware, such as receivers and antennas, with software to enable its customers to fully integrate the Company’s high-precision GPS technology into their respective products and systems. The Company is focused on supplying core high-precision positioning technology to OEMs and system integrators who build systems for various end market applications. For more information, visit www.novatel.com.

Certain statements in this news release, including financial guidance, are forward-looking statements. These forward-looking statements are not based on historical facts but rather on management’s expectations regarding NovAtel’s future growth, results of operations, performance, future capital and other expenditures (including the amount, nature and sources of funding thereof), competitive advantages, business prospects and opportunities. Statements in this news release about the Company’s future plans and intentions, results, outlook, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. Wherever possible, words such as ‘‘anticipate’’, ‘‘believe’’, ‘‘expect’’, ‘‘may’’, ‘‘could’’, ‘‘will’’, ‘‘potential’’, ‘‘intend’’, ‘‘estimate’’, ‘‘should’’, ‘‘plan’’, ‘‘predict’’ or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. Such forward-looking statements reflect management’s current beliefs and assumptions and are based on information currently available to management. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements, including operating results of subsidiaries and joint ventures, establishing and maintaining effective distribution channels, certification and market acceptance of NovAtel’s new products, impact and timing of large orders, credit risks of customers and joint ventures, financing of joint ventures, pricing pressures in the market and other competitive factors, maintaining technological leadership, timing of revenue recognition in connection with certain contracts, the ability to maintain supply of products from subcontract manufacturers, the procurement of components to build products, product defects, U.S. dollar to Canadian dollar exchange rate fluctuations, the impact of industry consolidations, vulnerability to general economic, market and business conditions, competition, environmental and other regulatory changes, actions by governmental authorities, the availability of capital markets, reliance on key personnel, uninsured and underinsured losses and other factors, many of which are beyond the control of NovAtel. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management believes to be reasonable assumptions, NovAtel cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this news release, and NovAtel assumes no obligation to update or revise them to reflect new events or circumstances

NOVATEL INC.

CONSOLIDATED BALANCE SHEETS

(in Canadian $ thousands)

(Unaudited)

	June 30, 2004	Dec. 31, 2003
ASSETS

Current assets:
Cash and short term investments	$16,175	$13,000
Accounts receivable	8,267	6,383
Related party receivables	1,832	1,081
Related party notes receivable	1,786	1,721
Inventories	5,032	4,782
Prepaid expenses and deposits	516	357
Total current assets	33,608	27,324

Capital assets	3,806	3,700
Intangible assets	2,075	1,991
Deferred development costs	2,522	2,557
Total assets	$42,011	$35,572

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$7,387	$5,868
Related party payables	1,019	935
Notes payable	1,786	1,721
Deferred revenue	496	312
Provision for future warranty costs	493	410
Capital lease obligations – current portion	51	100
Total current liabilities	11,232	9,346

Deferred gain on sale/leaseback of capital assets	510	567
Related party payables – long-term portion	98	212
Total liabilities	11,840	10,125

Shareholders’ equity:
Capital stock	37,594	37,012
Contributed surplus	447	13
Deficit	(7,870)	(11,578)
Total shareholders’ equity	30,171	25,447
Total liabilities and shareholders’ equity	$42,011	$35,572

NOVATEL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in Canadian $ thousands, except per share data)

(Unaudited)

	Three months ended		Six months ended
	June 30, 2004	June 29, 2003	June 30, 2004	June 29, 2003
Revenues:
Product sales	$11,560	$7,228	$22,451	$13,050
NRE fees	1,722	2,286	3,333	3,363
Total revenues	13,282	9,514	25,784	16,413

Cost of sales:
Cost of product sales	4,383	3,406	9,121	6,166
Cost of NRE fees	947	1,144	1,772	1,763
Total cost of sales	5,330	4,550	10,893	7,929

Gross profit	7,952	4,964	14,891	8,484

Operating expenses:
Research and development	2,398	1,775	4,436	3,090
Selling and marketing	1,594	1,286	3,048	2,414
General and administration	1,304	993	2,610	1,863
Share offering costs	722	—	722	—
Total operating expenses	6,018	4,054	10,816	7,367

Operating income	1,934	910	4,075	1,117

Interest income, net	55	55	108	98
Other income (expense)	56	(220)	15	(406)

Income from continuing operations before income taxes	2,045	745	4,198	809

Provision for income taxes	22	20	34	21

Net income from continuing operations	2,023	725	4,164	788

Income (loss) from discontinued operations	—	20	—	(28)

Net income	$2,023	$745	$4,164	$760

Net income per share (basic)
Continuing operations	$0.25	$0.09	$0.52	$0.10
Discontinued operations	0.00	0.01	0.00	0.00
Net income per share (basic)	$0.25	$0.10	$0.52	$0.10

Weighted average shares outstanding (basic)	8,038	7,689	8,014	7,687

Net income per share (diluted)
Continuing operations	$0.24	$0.09	$0.49	$0.10
Discontinued operations	0.00	0.00	0.00	0.00
Net income per share (diluted)	$0.24	$0.09	$0.49	$0.10

Weighted average shares outstanding (diluted)	8,583	7,983	8,560	7,919